(m)(3)
Shareholder Servicing and Processing Plan
Schedule 1
     Fees are expressed as a percentage of the average daily net asset value of the Class.

	Share	Maximum
Fund	Classes	Annual Fee
Quaker Global Tactical Allocation Fund	A, C, I	0.15%
Quaker Long-Short Tactical Allocation Fund	A, C, I	0.15%
Quaker Small-Cap Growth Tactical Allocation Fund	A, C, I	0.15%
Quaker Strategic Growth Fund	A, C, I	0.15%
Quaker Event Arbitrage Fund	A, C, I	0.15%
Quaker Akros Absolute Strategies Fund	A, C, I	0.15%
Quaker Capital Opportunities Fund	A, C, I	0.15%
Quaker Mid-Cap Value Fund	A, C, I	0.15%
Quaker Small-Cap Value Fund	A, C, I	0.15%
Dated: July 30, 2010